

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Michelle Robertson
Chief Financial Officer
EDITAS MEDICINE, INC
11 Hurley Street
Cambridge, Massachusetts

Re: EDITAS MEDICINE, INC
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1
Filed November 6, 2020
File No. 001-37687

Dear Ms. Robertson:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance